

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 1, 2007

Mr. William D. Larsson
Precision Castparts Corp.
4650 S.W. Macadam Avenue
Suite 440
Portland, Oregon 97239

>   **RE: Precision Castparts Corp.**
>   **Form 10-K for the fiscal year ended April 2, 2006**
>   **Filed June 14, 2007**
>   **File # 1-10348**

Dear Mr. Larsson:

   We have reviewed your response letter dated March 20, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED APRIL 2, 2006

Summary of Significant Accounting Policies – Environmental Costs, page 44

1. We read at the end of the third bullet point of your response to our prior comment 2 that "the Company does not believe there is a reasonable possibility that a loss exceeding the amounts already accrued for our environmental matters (either individually or in the aggregate) would be in an amount that would have a material adverse effect on the Company's consolidated financial position, results of operations, cash flows or business." Given the disclosure on page 44 of your Form 10-K, we assume that the statement in your response to our prior comment is limited to your non-Superfund sites other than your facility in North Grafton, Massachusetts. If our understanding is correct, please confirm to us that your future disclosures will include the following; otherwise, please reconcile your previous response to the disclosure in your Form 10-K.

- Please quantify the amount of your accrual that relates to Superfund sites versus non-Superfund sites, as we believe that this is important information to your investors.
- Please disclose, if true, that almost all of your Superfund sites are in the final remedy implementation stage, and as a consequence, the liability for these sites is subject to significantly less uncertainty than that associated with newly discovered contaminated sites.
- Please disclose, if true, that the accrual for your non-Superfund sites includes both asserted and unasserted claims, and these sites are in various stages of the investigation and remediation process.
- It appears from your response that you may not believe there is a reasonable possibility that adjustments to your accurals for either your Superfund sites or your non-Superfund sites excluding the North Grafton, Massachusetts facility would have a material adverse effect on your financial statements. If this is true, we assume that the statement in your Form 10-K that future adjustments to your accrual could have a material adverse effect on your results of operations in a given period is limited to your facility in North Grafton, Massachusetts. If our understanding is correct, please revise future filings to clarify this to your investors so that they better understand where your environmental risks lay, and ensure that you provide robust disclosures in your footnotes and MD&A for the North Grafton, Massachusetts facility.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2006

Note 3 – Acquisition, page 9

2. We note your response to our prior comment 4. Please explain to us in more detail your methodology for valuing the acquired backlog and customer contracts for both the Shur-Lok and SMC acquisitions. Please tell us what consideration you gave to the guidance in paragraphs B171-B174 of SFAS 141 in determining your methodology. If your methodology does not comply with this guidance, please reassess the fair value of the acquired backlog and customer contracts and demonstrate to us that the fair value of these items is immaterial.

MD&A – Results of Operations by Segment, page 31

3. We note your response to our prior comment 3. To the extent that management is aware of trends within your segments, such as the improving results at SMC since its acquisition date, you should disclose these trends, discuss why the trends are occurring, and where practicable quantify the historic impact and expected future impact of these items on your results. Please confirm that you will comply with this comment in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Senior Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief